EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2005	2004	2003	2002		2001
	(In millions)

Determination of Earnings:
Income (loss) from continuing operations before taxes	$2,323	$1,680	$1,640	$(945)		$(422)
Add (Deduct):
Amortization of capitalized interest	22	24	24	24		25
Fixed charges	465	438	440	435		512
Equity income, net of distributions	(30)	(75)	(38)	(42)		199

Total earnings, as defined	$2,780	$2,067	$2,066	$(528)		$314

Fixed Charges:
Rents(a)	$109	$107	$105	$91		$107
Interest and other financial charges	356	331	335	344		405

	465	438	440	435		512
Capitalized interest	17	18	15	21		17

Total fixed charges	$482	$456	$455	$456		$529

Ratio of earnings to fixed charges	5.77	4.53	4.54	(1.16	)(b)	0.59	(b)

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.
(b)	The ratio of earnings to fixed charges was less than 1:1 for the years ended December 31, 2002 and 2001. In order to have achieved a ratio of earnings to fixed charges of 1:1, we would have had to have generated an additional $984 and $215 million of earnings in the years ended December 31, 2002 and 2001, respectively.